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 **Quesadilla Gorilla**

Miguel Reyes · 3rd

CEO at Quesadilla Gorilla

Visalia, California, United States · 60 connections ·

Contact info

Experience



CEO
Quesadilla Gorilla
Oct 2013 – Present · 7 yrs 1 mo
302 w main st visalia

Skills & Endorsements

Entrepreneurship

Business

Business Management

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